October 31, 2007

VIA FACSIMILE AND VIA EDGAR

Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 7010

Washington, D.C. 20549

Re:                               Elixir Gaming Technologies, Inc., formerly known as VendingData Corporation (the “Company”)

                                                Form 10-KSB for Fiscal Year Ended December 31, 2006

Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

SEC File No. 0-25855

Dear Mr. Decker:

This will respond to the staff’s letter dated October 26, 2007 to the Company.  On behalf of the Company, we have provided below the Company’s responses to the staff’s letter of October 26, 2007, numbered in the order in which the staff’s comments were provided.

This will also confirm our understanding that the staff is not asking the Company by way of the October 26, 2007 comment letter to amend any previously filed periodic reports, except as we describe below.  Instead, the staff is asking that the Company reflect the staff’s comments in future filings, as necessary.

1.             We acknowledge that our principal auditor for the year ending December 31, 2007, and each subsequent period thereafter, will be engaged to audit or assume the responsibility for reporting on at least 50% of the consolidated assets and at least 50% of the consolidated revenues of the Company and its subsidiaries.

2.             Shipping and handling costs related to our products are included in cost of sales.  Accordingly, we hereby revise our earlier response to you as follows:

In the MDA section of our filings for future periods, we will provide the following summarized disclosure regarding the types of items included in both cost of sales and selling, general, and administrative costs.

•                  “Included in our cost of sales are indirect production costs, the cost of maintaining inventories, including warehousing, expenses for taxes and insurance, inbound freight costs, shipping and handling costs, purchasing and receiving costs, quality control costs and depreciation on rental units.”

 3.            Upon further review of paragraph 16 of APB 14, we believe the $4.4 million is more appropriately accounted for as a discount and netted against debt.  Accordingly we will reclassify this amount in our restated balance sheet as of December 31, 2006 from an asset to a direct reduction of the related debt.  Additionally, the notes to our restated consolidated financial statements for the 2006 fiscal year will be revised to disclose both the face amount of the note and the resultant effective interest rate.

4.             The Elixir agreement was entered into on June 12, 2007, however, does not become effective until 1,000 units are placed.  Prior to the placing of 1,000 units, no performance commitment is reached as there is no significant disincentive for nonperformance, as forfeiture of the equity instruments in the only remedy.  As such, the measurement date is the date at which the counterparty’s performance is complete, which is the date the 1,000 units are placed.  This date will provide the stock value for determining the total dollar amount of the transaction.  The counterparty’s performance became complete on September 10, 2007, at which point 1,000 units were placed, and our shareholders approved the transactions under the agreement.  On September 10, 2007, we issued to Elixir Group 25 million shares of our common stock and warrants to purchase 88 million shares of our common stock, all of which warrants were subject to vesting based on the placement of additional EGMs (“Electronic Gaming Machines”).    In addition, on September 13, 2007, the second performance milestone was reached by Elixir Group based on the execution of an additional 1,000 lease agreements for EGMs,   resulting in our issuance of an additional 15 million shares of our common stock and the vesting of warrants for 22 million shares of our common stock.  On September 10, 2007, the price of our common stock was $3.11 and the price per share on September 13, 2007 was $3.54.  Since the performance was completed during the 3rd quarter of 2007, the transactions will be recognized during that quarter and the probability of performance is not an issue.

5.             We agree that substantially all the costs related to the issuance of stock and warrants should be recognized as expense during the 3rd quarter of 2007 due to the following:

At the time the Participation Agreement was entered into, Elixir Group Limited was not a major shareholder of the Company and did not share any major shareholders, key employees, directors or officers and, therefore, was not a related party until the first milestone consisting of placing 1000 units was reached, and the first tranche of stock and warrants became issuable, in September 2007.  Therefore, subparagraph (a) of paragraph 5.m of SFAS 13 (as amended) did not apply until after that event. We do not believe that the expression “performed by the lessor” in subparagraph (b) precludes the use of a contractor to perform services on the lessor’s behalf. Accordingly, we believe these costs should be deferred subject to a recoverability (impairment) test and appropriate adjustment. Based upon our preliminary assessment we have concluded that substantially all of these costs will be charged to expense  in our  quarterly report on Form 10-QSB, to be filed, for the period ended September 30, 2007.

We agree that subparagraph (a) of paragraph 5.m of SFAS 13 (as amended) requires the immediate expensing of any costs incurred after achieving the first milestone of the Participation Agreement. Prior to entering into the Participation Agreement, the two companies did not share any of the same shareholders (known or significant), employees, directors or officers.  The two companies had entered into an Alliance Agreement, an Amended and Restated Sales Representative Agreement, and a Securities Purchase Agreement, all as of October 11, 2006.

                6.             In our Form 10-QSB for the period ended September 30, 2007, we will record the September 7, 2007 Bricoleur Funds net issuance of shares for the cancellation of the warrants in accordance with SFAS No. 123R, paragraph 51 as follows:

The estimated fair value of the shares issued in exchange for the warrants on September 7, 2007 was $3,412,500.  The original estimated fair value of the warrants was $3,913,000. Since the original fair value is less than the current fair value no additional expense will be recorded.

The exchange agreement that occurred on October 23, 2007, will be evaluated and accounted for in the same manner.

7.             The reduction in the exercise price of certain warrants issued to Elixir Group in January 2007 was in accordance with the Participation Agreement in the event certain milestones were to be met,   As of September 13, 2007, Elixir Group had met the requisite milestones, which has resulted in the reduction in  the exercise price on 10,000,000 warrants  by $2.00 per share.  We will account for this decrease in exercise price in accordance with paragraph 51 of SFAS 123R.  Additionally, we will make an assessment of the asset after this modification in accordance with SFAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets to determine whether there is an impairment thereof.  As requested, we will disclose our accounting treatment and cite the literature used to support our conclusions.

*****

The Company has endeavored to fully respond to the staff’s comments set forth in its October 26, 2007 letter.  On behalf of the Company, please be advised that the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review.  Please contact Martie Vlcek or the undersigned at (702) 733-7195 if you have any questions.

Very truly yours,

/s/ David Reberger

David Reberger
Chief Financial Officer

cc:           Greenberg Traurig, LLP

                Piercy Bowler Taylor & Kern